Exhibit 12
CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended
	March 31,
	2007	2008
Net Income	$131	$126
Income taxes	83	79
Capitalized interest	(7)	(1)

	207	204

Fixed charges, as defined:

Interest	39	48
Capitalized interest	7	1
Interest component of rentals charged to operating income	4	4

Total fixed charges	50	53

Earnings, as defined	$257	$257

Ratio of earnings to fixed charges	5.19	4.84